UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2015

001-37403

(Commission File Number)

AMAYA INC.

(Translation of registrant’s name into English)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐              Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 27, 2015, Amaya Inc. (the “Company”) filed an Amended and Restated Business Acquisition Report (the “A&R BAR”), which amends and restates that certain Business Acquisition Report, dated October 15, 2014, relating to the August 1, 2014 acquisition by a subsidiary of the Company of the Oldford Group Limited (now known as Amaya Group Holdings (IOM) Limited), on SEDAR at www.sedar.com. A copy of the A&R BAR is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amaya Inc.

Date: July 27, 2015	By:	/s/ Daniel Sebag
Daniel Sebag
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amended and Restated Business Acquisition Report, dated July 27, 2015